UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Marinus Pharmaceuticals, Inc.

(Name of Subject Company)

Marinus Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

56854Q200

(CUSIP Number of Class of Securities)

Scott Braunstein, M.D.

President and Chief Executive Officer

Marinus Pharmaceuticals, Inc.

5 Radnor Corporate Center, Suite 500

100 Matsonford Rd.

Radnor, Pennsylvania 19087

(484) 801-4670

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven J. Abrams, Esq. Stephen M. Nicolai, Esq. Hogan Lovells US LLP 1735 Market Street, 23rd Floor Philadelphia, Pennsylvania 19103 (267) 675-4600	Martha Manning Senior Vice President, General Counsel and Secretary Marinus Pharmaceuticals, Inc. 5 Radnor Corporate Center, Suite 500 100 Matsonford Rd. Radnor, Pennsylvania 19087 (484) 801-4670

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C filing consists of the following communications related to the proposed acquisition of Marinus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), by Immedica Pharma AB, a corporation organized and existing under the laws of Sweden (“Parent”), and Matador Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), pursuant to the terms of the Agreement and Plan of Merger dated December 29, 2024 (the “Merger Agreement”), among the Company, Parent and Purchaser.

The information set forth under Items 1.01, 5.02, 7.01 and 9.01 of the Current Report on Form 8-K filed by the Company on December 30, 2024 (including all exhibits attached thereto) is incorporated herein by reference.

The information listed above was first used or made available on December 30, 2024.

Important Information

The tender offer for the outstanding common stock of the Company referenced in this communication has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company, nor is it a substitute for the tender offer materials that the Company, Parent or the Purchaser will file with the SEC upon commencement of the tender offer. The solicitation and offer to buy the shares of the Company Common Stock will only be made pursuant to an Offer to Purchase and related tender offer materials that Parent and the Purchaser intend to file with the SEC. At the time the tender offer is commenced, Parent and the Purchaser will file a Tender Offer Statement on Schedule TO and related materials, including an offer to purchase, a letter of transmittal and other offer documents with the SEC, and thereafter the Company will file a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The Company, Parent and the Purchaser intend to mail these documents to the stockholders of the Company. The Company’s stockholders and other investors are urged to read carefully the tender offer materials (including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents) and the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, and any amendments or supplements thereto, when they become available because they will contain important information that holders of the Company’s securities and other investors should consider before making any decision with respect to the tender offer. The Offer to Purchase, the related letter of transmittal, and certain other tender offer documents, as well as the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all stockholders of the Company at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at ir.marinuspharma.com/investors/ or by contacting the Company’s investor relations by email at investors@marinuspharma.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements, including, but not limited to, statements regarding the potential benefits of the proposed transaction and the timing of the closing of the proposed transaction; filings and approvals relating to the transaction; the ability to complete the transaction, including the parties’ ability to satisfy the various offer and closing conditions; any potential strategic benefits, synergies or opportunities expected as a result of the proposed transaction; and any assumptions underlying any of the foregoing. These forward-looking statements generally are identified by the words “believe,” “can,” “could”, “seek”, “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “might”, “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, many of which are outside of the Company’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: uncertainties as to the timing of the Offer and Merger; the risk that the proposed transaction may not be completed in a timely manner or at all; uncertainties as to how many of the Company’s stockholders will tender their stock in the Offer; the possibility that various offer and/or closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay the Termination Fee; the possibility that competing offers will be made; the effect of the announcement or pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; risks related to diverting management’s attention from the Company’s ongoing business operations; the risk of litigation and/or regulatory actions related to the proposed acquisition, including the risk that such litigation or actions may result in significant costs of defense, indemnification and liability; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; risks related to any cost reduction or restructuring measures; the successful integration of the Company into Parent subsequent to the closing of the transaction and the timing of such integration; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; and other risks and uncertainties detailed from time to time in documents filed with the SEC by the Company, including the Company’s current Annual Report on Form 10-K on file with the SEC, the Company’s subsequent Quarterly Reports on Form 10-Q on file with the SEC, as well as the Schedule 14D-9 to be filed by the Company and the tender offer documents to be filed by Parent and the Purchaser. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC on March 5, 2024, the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024 and September 30, 2024 filed with the SEC on May 8, 2024, August 13, 2024 and November 12, 2024, respectively, and in the other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. The Company does not give any assurance that the Company will achieve its expectations.